BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

March 13, 2026

BNY Mellon Investment Funds VI

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon Balanced Opportunity Fund

To Whom It May Concern:

Effective March 31, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Balanced Opportunity Fund (the "fund"), a series of BNY Mellon Investment Funds VI (the "Trust"), as follows:

The fund's investment adviser, BNYIA has contractually agreed, until March 31, 2027, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .90%. To the extent that it is necessary for BNY Mellon Investment Adviser, Inc. to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund. On or after March 31, 2027, BNYIA may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYIA to increase the amount of the waiver and may only be terminated prior to March 31, 2027, in the event of termination of the Management Agreement between BNYIA and the Trust, with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS VI,

On Behalf of BNY Mellon Balanced Opportunity Fund

By: /s Amanda Quinn
         Amanda Quinn

Assistant Secretary